Momentous Entertainment Group, Inc.

PO Box 861

Sugar Land, Texas 77487-0861

800-314-8912

September 5, 2014

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

October 20, 2010

Re:

Momentous Entertainment Group, Inc.

Registration Statement Form S-1 – Acceleration Request

File No.: 333-194636

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed on Form S-1) to September 8, 2014 at 1:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve MOMENTOUS ENTERTAINMENT GROUP, INC. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

MOMENTOUS ENTERTAINMENT GROUP, INC. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MOMENTOUS ENTERTAINMENT GROUP, INC.

By: /s/ Kurt E. Neubauer

Kurt E. Neubauer, President